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                                           Filed by Northrop Grumman Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14 d-2
                                          of the Securities Exchange Act of 1934

                                        Subject Company:  Comptek Research, Inc.
                                               Commission File Number: 333-40862


The following text is of a press release issued by Northrop Grumman Corporation on August 1, 2000

Comptek Reseach, Inc. security holders should read the Tender Offer Statement filed with the Securities and Exchange Commission because it contains important information. Investors may get the Tender Offer Statement and other filed documents at no charge at the Securities and Exchange Commission's web site (www.sec.gov)

                                                              Contact:  Jim Taft
                                                                (310) 201-3335

For Immediate Release


NORTHROP GRUMMAN EXTENDS
EXCHANGE OFFER FOR COMPTEK RESEARCH
-----------------------------------

     LOS ANGELES -- Aug. 1, 2000 -- Northrop Grumman Corporation (NYSE: NOC) announced today the extension of its exchange offer for the common stock of Comptek Research Inc. (AMEX: CTK), to Aug. 23, 2000, at midnight E.D.T.

     The offer is being extended in accordance with the terms of the merger agreement between the two companies. The extension is necessary in part because the Securities and Exchange Commission has not yet declared effective the registration statement for the shares to be issued by Northrop Grumman in exchange for shares in Comptek Research.

     The offer was scheduled to expire on Aug. 2, 2000, at midnight E.D.T. As of the close of business July 31, 2000, 1,540,796 shares of Comptek Research common stock have been validly tendered and not withdrawn pursuant to the offer.

     Requests for assistance or for copies of the offer materials should be directed to the information agent for the offer, Georgeson Shareholder Communications Inc. at (212) 440-9915 or toll-free at (800) 223-2064.

     Northrop Grumman Corporation, headquartered in Los Angeles, is a world-class, high technology company providing innovative solutions in systems integration, defense electronics and information technology for its U.S. and international military, government and commercial customers, as a prime contractor, principal subcontractor, team member or preferred supplier. The company had revenues of $7.6 billion in 1999 (restated) and now has a workforce of approximately 36,000 employees.

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